

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Vivek Sankaran
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, Idaho 83706

Re: Albertsons Companies, Inc.
Preliminary Information Statement on Schedule 14C
File No. 001-39350

Dear Vivek Sankaran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alexander J. May